Exhibit 99.7

NICE Actimize Cloud-Based Platforms Achieve Best-in-Class Ranking in 2021 “Aite
Matrix: Leading Fraud & AML Machine Learning Platforms" Vendor Report

NICE Actimize’s cloud-based platforms secured best-in-class ratings across vendor stability, client strength, and product features categories against 11 financial crime industry vendors

Hoboken, NJ, December 16, 2021 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been named a leader in Aite-Novarica Group’s “2021 Aite Matrix: Leading Fraud & AML Machine Learning Platforms" vendor landscape report, securing best-in-class ratings in the categories of vendor stability, client strength and product features in a field of 11 vendors across primary financial crime categories. The vendors were evaluated via the Aite Matrix, Aite-Novarica Group’s highly governed and quantitative vendor evaluation methodology.

To download a complimentary copy of the Aite-Novarica Group’s 2021 “Aite Matrix: Leading Fraud & AML Machine Learning Platforms" vendor report, please click here.

The two NICE Actimize platforms cited in the report included the X-Sight Financial Crime Management Platform as-a-Service and the Xceed Integrated AML & Fraud Platform. Built for enterprise scalability, X-Sight extends best-in-class financial crime risk management with core services powered by the cloud. Also powered by the cloud, Xceed brings together best-in-class AML and fraud solutions, offering complete financial crime and compliance on a single platform.

According to the Aite-Novarica Group report, “With its “AI First” approach, NICE Actimize is dedicated to infusing advanced analytics across the entire client risk life cycle. Tailored to different market segments, NICE Actimize’s agile and scalable platforms aim to deliver elevated datasets and intelligence, drive better financial crimes risk management, and lower the total cost of ownership.”

The Aite-Novarica Group report also stated that, “NICE Actimize is a leading provider of enterprise software solutions for financial crime and is well known for developing innovative technology to protect institutions by identifying financial crime, preventing fraud, and providing regulatory compliance. NICE Actimize combines deep industry expertise and a patented technology platform to quickly enable global businesses to increase their insight into real-time customer behavior and improve risk and compliance performance. NICE Actimize provides enterprise risk management solutions to banks, insurance companies, payment companies, and government entities in 70 countries.”

According to Chuck Subrt, Fraud & AML practice director, Aite-Novarica Group and co-author of the report, “Among the most significant developments of the evolving financial crime market are the emergence of fraud and AML detection solutions that provide FIs with the capability to optimize the performance of their controls by way of applying advanced analytical techniques to discover, develop, test, deploy, and tune highly customized detection logic and policy administration. These machine learning platforms and ecosystems have created a new segment of the market for fraud and AML detection solutions. Our report reflects that NICE Actimize is a market leader in integrating these advanced AI and machine learning into its solutions.”

"NICE Actimize continues to deliver advanced analytics across the entire client risk lifecycle. By delivering agile, scalable platforms tailored to different market segments, NICE Actimize solutions drive industry-leading financial crime risk management and lower total cost of ownership,” said Craig Costigan, CEO, NICE Actimize. “We thank Aite-Novarica Group for recognizing our innovations in artificial intelligence and machine learning.”

“To support financial crimes detection and prevention, NICE Actimize’s solution suite leverages advanced analytics such as machine learning, automation, and NLP, from the data layer, through insights, through decisioning to investigation and reporting,” the Aite-Novarica report noted. “NICE Actimize uses several machine learning algorithms in its models, depending on the business need—both supervised (e.g., XGBoost, random forest, and regression) and unsupervised (e.g., clustering and isolation forest).”

•	For more information on NICE Actimize’s financial crime solutions, including anti-money laundering and enterprise fraud and authentication, please click here.

About Aite-Novarica Group
Aite-Novarica Group is an advisory firm providing mission-critical insights on technology, regulations, strategy, and operations to hundreds of banks, insurers, payments providers, and investment firms—as well as the technology and service providers that support them. Comprising former senior technology, strategy, and operations executives as well as experienced researchers and consultants, our experts provide actionable advice to our client base, leveraging deep insights developed via our extensive network of clients and other industry contacts. Visit us on the web and connect with us on Twitter and LinkedIn.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.